Room 4561

May 15, 2006

Ms. Victoria E. Silbey, Esq.
General Counsel
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, Pennsylvania 19087

Re: SunGard Data Systems Inc.
          Registration Statement on Form S-4 filed April 19, 2006
          File No. 333-133383

          Form 10-K for the year ended December 31, 2005
          File No. 1-12989

Dear Ms. Silbey:

        This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Item 9A. Controls and Procedures

1.   You state that "a system of controls, no matter how well designed and operated, cannot provide absolute assurance that its objectives are met." In your response letter, tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief

financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance. Please also advise us whether you will note this comment with respect to future reports.

Note 14. Supplemental Guarantor Condensed Consolidating Financial Statements, page F-33

2.   Confirm and disclose that all the Guarantor Subsidiaries are "100% Owned" by you. See Rule 3-10(i)(8)(i) of Regulation S-X. The disclosure should be revised to indicate that the guarantees are "full." See Rule 3-10(i)(8)(ii) of Regulation S-X. In addition, revise to disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Rule 3-10(i)(9) of Regulation S-X.

Exhibit 5.1

3.   As set forth in their opinion, Simpson Thacher has relied on the opinion of Sheppard Mullin and Blank Rome for, among other things, the authority of certain guarantor subsidiaries to execute and deliver the necessary transaction documents under the laws of California and the laws of Florida and Pennsylvania, respectively. Such opinions filed as Exhibits 5.2 and 5.3 indicate, however, that Sheppard Mullin opined with respect to the applicable guarantors under the laws of Florida and Pennsylvania and Blank Rome opined with respect to applicable guarantors under the laws of California. Accordingly, there appears to be a discrepancy between the actual opinions filed and the language of Simpson Thacher's opinion. Please revise as appropriate.

Form 10-K for the year ended December 31, 2005

Exhibits 31.1 and 31.2

4.   Please note that as a non-accelerated filer your requirements to comply with Items 308(a) and (b) of Regulation S-K have been extended to your annual report for your first fiscal year ending on or after July 15, 2007. Accordingly, until you become subject to such requirements you may omit certain language in paragraph 4 of the certification required by Rule 13a-14(a) under the Exchange Act. Please see Release No. 33-8618.

*   *   *   *

As appropriate, please amend your filings in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
        Richard A. Fenyes, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017
        Telephone: (212) 455-2000
        Facsimile: (212) 455-2502